February 8, 2018

VIA EDGAR SUBMISSION

John Reynolds

Assistant Director, Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	LHC Group, Inc.

Registration Statement on Form S-4

No. 333-222209

Dear Mr. Reynolds:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, LHC Group, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-4 (No. 333-222209 (the “Registration Statement”) so that it may become effective at 3:00 p.m., Eastern time, on Monday, February 12, 2018, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges the following:

1.	Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 8, 2018

Please contact Kyle Healy (tel: 404-881-4421) or Mark Ray (tel: 404-881-7739) of Alston & Bird LLP with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Sincerely, LHC GROUP, INC.

By:	/s/ Joshua L. Proffitt
Joshua L. Proffitt Executive Vice President, Chief Financial Officer and Treasurer

cc:	Kyle G. Healy

J. Mark Ray

Alston & Bird LLP